Exhibit 3.1

FIRST Amendment
to
third amended and restated Bylaws
of
northwest pipe company

(Adopted 4/15/2020)

Article II, Sections 2.3, 2.4 and 2.10 of the Third Amended and Restated Bylaws of Northwest Pipe Company are hereby amended in their entirety and replaced with the following:

2.3     Place of Meetings; Remote Communication. Meetings of the shareholders shall be held at the principal business office of the corporation or at such other place, within or without the State of Oregon, as may be determined by the Board of Directors. In lieu of holding a meeting of shareholders at a designated place, the Board of Directors may determine that any meeting of shareholders may be held solely by means of remote communication. Shareholders and proxyholders that are not physically present for a meeting of shareholders may participate in the meeting, be deemed present in person, and vote if the Board of Directors authorizes participation by remote communication. Participation by remote communication is subject to guidelines and procedures that the Board of Directors adopts. Before the Board of Directors may authorize shareholders or proxyholders to participate by remote communication in a meeting of shareholders, the corporation shall implement measures to (a) verify that a person that is participating in the meeting by remote communication is a shareholder or proxyholder, and (b) ensure that a shareholder or proxyholder may participate by remote communication in an effective manner. The corporation shall maintain a record of the vote or other action of a shareholder or proxyholder that participates in a meeting of shareholders by remote communication.

2.4     Notice of Meetings. Written notice stating the date, time, and place of the meeting, and, in the case of a meeting to be held solely or partially by remote communication, the means of remote communication authorized by the Board of Directors for participation in such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be mailed to each shareholder entitled to vote at the meeting at the shareholder’s address shown in the corporation’s current record of shareholders, with postage thereon prepaid, not less than 10 nor more than 60 days before the date of the meeting.

2.10     Voting; Proxies.

(a)     A shareholder may vote shares in person, by means of remote communication at a meeting held solely or partially by remote communication, or by proxy by signing an appointment, either personally or by the shareholder’s attorney-in-fact. An appointment of a proxy shall be effective when received by the Secretary or other officer of the corporation authorized to tabulate votes. An appointment is valid for 11 months unless a longer period is provided in the appointment form. An appointment is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest that has not been extinguished.

(b)     The death or incapacity of a shareholder appointing a proxy shall not affect the right of the corporation to accept the proxy’s authority unless notice of the death or incapacity is received by the Secretary or other officer authorized to tabulate votes before the proxy exercises the proxy’s authority under the appointment.